United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  _____  ..)

Press Release
Signature Page

Vale obtains approval to acquire Corumbá asset
Rio de Janeiro, September 11, 2009 — Vale S.A. (Vale) announces that it obtained the approval of the Conselho de Defesa Nacional — CDN, the Brazilian National Defense Council, to acquire the Corumbá iron ore mining operations, located in state of Mato Grosso do Sul, Brazil. The conclusion of the acquisition is still subject to certain conditions, which shall be fulfilled by the acquirer, Vale, and the seller, Rio Tinto Plc and other entities controlled thereby (Rio Tinto).
In January 2009, Vale entered into a purchase and sale agreement with Rio Tinto to acquire iron ore and potash assets through an all-cash transaction. The price to be paid for the iron ore assets - mining operation and associated logistics assets, including port and barges — amounts to US$ 750 million. The acquisition of the potash assets has already been concluded.
Corumbá produced 2.0 million metric tons (Mt) of iron ore in 2008. It is a world-class asset, with high Fe content and rich in direct reduction lump ores, a highly valued type of iron ore that is becoming increasingly scarce around the world. The logistics assets enable Corumbá to be 70% self-sufficient in the transportation of iron ore down the Paraguay river.
Corumbá is located near our Urucum iron ore and manganese operations. There are potential synergies to be exploited, through augmented asset and portfolio flexibility, lower administrative and logistics costs and rationalization of the use of reserves.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: September 11, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations